Innodata Isogen, Inc.
Three University Plaza
Hackensack, NJ 07601
T (201) 371-8000 F (201) 488-3341
www.innodata-isogen.com

Via Edgar

August 13, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innodata Isogen, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 11, 2010
Form 10-Q for the quarterly period ended March 31, 2010
Filed May 3, 2010
File No. 000-22196

Dear Mr. Gilmore,

Set forth below is the response of Innodata Isogen, Inc. (the “Company”) to the comments set forth in your letter dated July 20, 2010.

For reference purposes, the Staff’s comment as reflected in the Staff’s letter dated July 20, 2010 is reproduced in bold and the corresponding response of the Company is shown below the comment.

Form 10-K for the fiscal year ended December 31, 2009

Item 1.  Description of Business

Clients, page 5

1.
We note your response to prior comment 2.  Given that you have not been issued an order granting confidential treatment pursuant to Rule 24b-2 for the names of your two clients who generated approximately 44% of your total revenues in fiscal 2009, please disclose the names of these two clients.  Also, please provide us with a more complete legal analysis supporting your position that you are not substantially dependent upon your agreements with these clients and, therefore, not required to file the agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
August 13, 2010

Our response to your Comment 1:

We have submitted an application pursuant to Rule 24b-2 for an order that grants confidential treatment pursuant to Rule 24b-2 for the names of our two top clients.

In our letter to the Staff dated June 26, 2010, we noted that

Our current contractual arrangement with the first of the two clients consists of a master services agreement and a number of separately agreed-to statements of work, each relating to specific services. The client may terminate the master services agreement and statements of work without cause on notice periods of 90 days or less.

Our current contractual arrangement with the second of the two clients consists of multiple master services agreements and numerous separately agreed-to statements of work, each relating to specific services. The client may terminate these master services agreements and statements of work without cause on notice periods of 180 days or less, with the exception of one statement of work that can be terminated by the client on or after December 31, 2010 on 180 days’ notice.

To augment our prior letter, we emphasize further that the short-term nature of our contracts with these clients applies to the master agreements with these clients as well as to their statements of work. The master agreements set out the terms and conditions that govern services that these clients may contract for under individual statements of work. The master agreements do not require that the clients purchase any set amount of our services or minimum dollar value of our services.

With respect to the first of the two clients, the client may terminate its master agreement without cause on a notice period of sixty days. As already noted in our prior letter, we have multiple master agreements with our second client and its affiliates, all of which may be terminated by the client without cause on varying notice periods of 180 days or less.

We have applied these facts to Item 601(b)(10)(ii)(B) of Regulation S-K that refers to “Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services …”. Given the essentially impermanent and at-will nature of our contractual arrangements with our top two clients both for master agreements and statements of work, and, as to master agreements, the additional fact that these agreements do not require any set or minimum purchase requirements by these clients, we do not consider that our business with these clients is substantially dependent upon these agreements. It is on our goodwill with these clients that we depend.

Since we entered into these agreements with the two clients in the ordinary course of business, and since we are not substantially dependent on these agreements, we are not required to file these agreements as exhibits under Item 601(b)(10) of Regulation S-K.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
August 13, 2010

Part III (Incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed on April 26, 2010).

Executive Compensation, page 11

2.
We note that you have not included any disclosure in Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that the disclosure is not necessary and describe the process you undertook to reach that conclusion.

Our response to your comment 2:

We performed a review and analysis of our compensation policies and practices in order to determine whether risks arising from these policies and practices were reasonably likely to have a material adverse effect on the Company.  Based on this review and analysis, as described below, we determined that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, and that no disclosure was necessary pursuant to Item 402(s).

Our review and analysis covered the various compensation arrangements and incentive schemes available to employees at various levels and geographic locations of the Company. The initial review and analysis was performed by the Company’s general counsel with the assistance of members of the human resources department, and the results were presented to the Company’s board of directors. The board of directors then analyzed the Company’s compensation policies and practices to determine that risks arising from our compensation policies were not reasonably likely to have a material adverse effect on the Company.

In reaching the determination that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, and that no disclosure was necessary pursuant to Item 402(s), we considered the following factors among others:

•
We derive revenues by providing knowledge process outsourcing services and publishing and related information technology services. Other than to hedge our foreign currency risks, we do not engage in financial investments, trades or derivative or similar activities that carry with them the risk of a significant loss as a transaction unwinds or other adverse events occur. The risks that are attendant to the Company’s production of revenues and operating income are not of a kind that is materially increased by the manner in which we compensate and incentivize our employees.

•	It is the Company’s policy that revenue producing contracts require legal review and signature by the CEO, except in certain circumstances where the signature of the general counsel suffices.

•
Payment of incentive compensation is subject to a determination by senior management (or the Compensation Committee in the case of a named executive officer) that relevant performance measures have been met.

•	Our incentive compensation plans contain targets with set caps and thresholds that limit the maximum amount that can be earned.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
August 13, 2010

•
Incentive compensation programs for production staff are structured in a consistent manner across geographic locations, have a maximum budget based on a project’s revenues, and are limited to defined percentages of an employee’s base salary.

Components of the Executive Compensation Program

Performance-Based Cash Incentives, page 13

3.
We note your disclosure in this section that your compensation committee awarded Mr. Mishra a cash bonus based on the Company’s 2009 financial performance “including the achieved level of revenues, bookings, gross margins and earnings before interest and taxes.”  Please clarify if in awarding Mr. Mishra a cash bonus, your compensation committee evaluated the Company’s financial performance or Mr. Mishra’s individual performance against any corporate or individual performance goals that have been established for fiscal 2009.  Refer to Items 402(b)(2)(v) – (vii) of Regulation S-K.  Please also tell us how your compensation committee determined the size of the cash award made to Mr. Mishra.

Our response to your comment 3:

The Compensation Committee did not adopt corporate or individual performance goals for 2009.

The $55,444 amount of the cash bonus award to Mr. Mishra was determined by the Compensation Committee based on a recommendation by the Company’s CEO. The CEO based his recommendation on two factors. The first factor was the extent to which the Company’s 2009 financial performance (including the achieved level of revenues, bookings, gross margins and earnings before interest and taxes), compared with goals that management had set for 2009. The second factor was a correspondence suggested by the CEO between the percentage by which the Company over-achieves or under-achieves the goals set by management, on the one hand, and the size of bonus payments (in terms of a percentage of base salary) to designated employees, on the other hand.

United States Securities and Exchange Commission
Re: Innodata Isogen, Inc.
August 13, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 1. Financial Statements

Note 7 – Income (Loss) per Share, page 10

4.
Your response to prior comment 9 reflects your belief that the provisions of ASC 260-10-45-60A do not apply to your non-vested restricted shares which are entitled to receive dividends.  However, we note that ASC 260-10-45-61A states that unvested share-based awards that contain non-forfeitable rights to dividends are participating securities and shall be included in the computation of EPS pursuant to the two-class method under the requirements of paragraph 260-10-45-60A.  Please provide a more detailed explanation as to why you believe that your non-vested restricted shares are not subject to the requirements of ASC 260-10-45-60A.

Our response to your comment 4:

In its report on Form 10-Q filed on July 27, 2010, the Company made the disclosures required by ASC 260-10-45-60A. It will continue to make these disclosures in future filings.

If you have any questions please contact me by telephone at 201-371-8010 or by facsimile at 201-488-3341.

Sincerely,

/s/ Jack Abuhoff
Jack Abuhoff
Chairman of the Board,
Chief Executive Officer and President